UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZipRealty, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98974V107
(CUSIP Number)

Samantha Harnett General Counsel c/o ZipRealty, Inc. 2000 Powell Street, Suite 300 Emeryville, CA (510) 735-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 98974V107

1	NAME OF REPORTING PERSONS Charles C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,241 (1)
	8	SHARED VOTING POWER 128,895 (1)
	9	SOLE DISPOSITIVE POWER 1,152,241 (1)
	10	SHARED DISPOSITIVE POWER 128,895 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,136 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of April 25, 2014, Mr. Baker’s beneficial ownership includes (i) 61,201 shares of common stock held by Mr. Baker in street name, (ii) 128,895 shares of common stock held by Baker Wallace 2001 Trust UAD 7/9/01 Charles Baker and Katherine Wallace Trustees, of which Mr. Baker and his wife are trustees, and (iii) 1,091,040 shares of common stock of the Issuer issuable upon exercise of options held directly by Mr. Baker that are exercisable within 60 days of April 25, 2014.

(2) Based on a total of 21,684,807 shares of common stock outstanding as of April 25, 2014 and assumes the exercise of 1,091,040 options held by the Reporting Person that are exercisable within 60 days of April 25, 2014 but assumes no exercise of any other derivative or convertible securities related to the common stock of the Issuer.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.001 par value, of ZipRealty, Inc. (the “Common Stock”), a Delaware corporation (the “Issuer”). The Common Stock is listed on The NASDAQ Stock Market under the symbol “ZIPR”. The Issuer’s principal executive offices are located at 2000 Powell Street, Suite 300, Emeryville, CA 94608.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Charles C. Baker (the “Reporting Person”).

(b) The business address of the Reporting Persons is c/o ZipRealty, Inc., 2000 Powell Street, Suite 300, Emeryville, CA 94608.

(c) The Reporting Person is a citizen of the United States and the Chief Executive Officer, President and a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed solely to report the acquisition of more than 5% of the Issuer's Common Stock as a result of stock options that became exercisable within 60 days of December 3, 2013 and subsequent thereto.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock reported herein solely for the following purposes: (i) open market purchases for investment purposes, (ii) the purchase of 80,000 shares of Common Stock directly from the Issuer on December 11, 2008, at the Common Stock’s closing price on The NASDAQ Stock Market on that date, in connection with the Reporting Person’s initial employment with the Issuer, and (ii) the vesting of stock options and restricted stock awards granted by the Issuer to the Reporting Person as an inducement to accept an offer of employment and as compensation for serving as an employee and officer of the Issuer.

Other than set forth above and in his capacity as Chief Executive Officer, President and a director of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)   As of December 3, 2013, the Reporting Person beneficially owned the following amounts of Common Stock: (i) 61,201 shares of Common Stock held by the Reporting Person in street name, (ii) 128,895 shares of Common Stock held by Baker Wallace 2001 Trust UAD 7/9/01 Charles Baker and Katherine Wallace Trustees, of which the Reporting Person and his wife are trustees, and (iii) 991,041 shares of Common Stock issuable upon exercise of options held directly by the Reporting Person that were exercisable within 60 days of December 3, 2013.

As of April 25, 2014, the Reporting Person beneficially owns the following amounts of Common Stock: (i) 61,201 shares of Common Stock held by the Reporting Person in street name, (ii) 128,895 shares of Common Stock held by Baker Wallace 2001 Trust UAD 7/9/01 Charles Baker and Katherine Wallace Trustees, of which the Reporting Person and his wife are trustees, and (iii) 1,091,040 shares of Common Stock issuable upon exercise of options held directly by the Reporting Person that are exercisable within 60 days of April 25, 2014.

(b)   As of December 3, 2013, the Reporting Person had sole voting and sole dispositive power as to 1,052,242 shares of Common Stock, and shared voting and shared dispositive power as to 128,895 shares of Common Stock.

As of April 25, 2014, the Reporting Person has sole voting and sole dispositive power as to 1,152,241 shares of Common Stock, and shared voting and share dispositive power as to 128,895 shares of Common Stock.

(c)  The Reporting Person has engaged in the following transactions in Common Stock from the date 60 days prior to December 3, 2013 to the date hereof:

•	On November 1, 2013, 12,118 stock options vested;

•	On December 1, 2013, 12,118 stock options vested;

•	On December 3, 2013, 159,653 stock options became exercisable within 60 days of that date;

•	On January 1, 2014, 12,118 stock options vested;

•	On January 10, 2014, 45,139 stock options vested pursuant to an accelerated vesting condition that was satisfied when the Issuer’s closing price on The NASDAQ Stock Market equaled or exceeded $5.00 per share for a period of 120 consecutive days;

•	On February 1, 2014, 135,382 stock options vested;

•	On March 1, 2014, 20,799 stock options vested;

•	On April 1, 2014, 19,444 stock options vested.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party to various employee stock option agreements with the Issuer, the forms of which have been filed as exhibits to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

By:	/s/ Charles C. Baker
Name:	Charles C. Baker